Filed Pursuant to Rule 253(g)(2)

File No. 024-10903

SUPPLEMENT NO. 1 DATED AUGUST 5, 2019

TO THE OFFERING CIRCULAR DATED MAY 14, 2019

This document supplements, and should be read in conjunction with, the offering circular of LunaDNA, LLC (the “Company”, “we”, “our” or “us”), dated May 14, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

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The purpose of this supplement is to modify the definition of the Data Type “Health Records—Clinical Reports (ex. Lab results)” and to make a corresponding modification to the number of shares per submission that we will issue. Our previous assignment of 4 shares per submission of Data Type: Health Records – Clinical Reports (ex. Lab results) assumed a submission would include typically between two (2) and eight (8) individual records recorded during a single patient encounter with a care delivery organization, with each individual record representing a different resource type, such as vital signs, immunizations, procedures, test results or conditions. Due to manner in which individual records derived from a single patient encounter typically become available to patients, we have determined that the better method of share allocation is to allocate one (1) share per individual record/resource type submitted instead of four (4) shares for a group of individual records assumed to derive from a single patient encounter. We have therefore revised the share consideration tables on page 1 and page 38 of the Offering Circular to revise the information for the Data Type formerly referred to as Health Records – Clinical Reports (ex. Lab results) and we have also revised the description of such data type on page 40 of the Offering Supplement.

The table appearing on page 1 is updated to replace the line for Health Records – Clinical Reports (ex. Lab results) as follows:

Member Data Provided	Shares Issued	Estimated Fair Market Value
Health Records – Clinical Data	1	$0.07

The table appearing on page 38 is updated to replace the line for Health Records – Clinical Reports (ex. Lab results) as follows:

Data Type	Shares per Initial File	Extra Submissions* Allowed at Initial File Value	Subtotal shares at Initial File Value	Number of Additional Files** of Same Type Allowed (@ 10 shares each)	Subtotal Additional Shares(@ 10 shares each)	Maximum Possible Shares
Health Records – Clinical Data	1	No maximum for unique individual records	Dependent on number of patient encounters and unique individual records generated and submitted each year

This former description of Health Records – Clinical Reports (ex. Lab results) is replaced with the following:

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Health Records - Clinical Data: The Electronic Health Record is a record of clinical services for patient encounters in a care delivery organization. These encounters generate clinical data that is converted into a digital format by healthcare system software (such as Epic and Cerner) in alignment with current digital standards. This digital clinical data typically includes, but is not limited to, the following individual records or resource types (also known as component file types): vital signs, immunizations, procedures, test results and conditions. We intend to accept all digital clinical data component file types but we reserve the right to decline individual records that we consider duplicative of previously submitted individual records or otherwise not valuable towards discovery.

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This supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular.

We might further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended or supplemented, before deciding whether to purchase shares.